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                                                                    EXHIBIT 23.3

                          CONSENT OF PIONEER CONSULTING

     We hereby consent to the use in this Registration Statement on Form S-1 (Registration No. 333-45940) and any amendments thereto of the name of Pioneer Consulting with regard to the following unpublished statistic of Pioneer Consulting Analyst, Scott Clavenna:

     "Pioneer Consulting, a telecom research firm, forecasts that the market for photonic switching systems, in North America and Europe, will grow from approximately $70 million in 2000 to $7.5 billion in 2004."

     To the best of our knowledge and research, the information stated above is an accurate projection of the market for photonic switching systems.


Pioneer Consulting, LLC


Cambridge, Massachusetts
November 15, 2000